UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: February 12, 2021

Commission File Number: 001-33414

Denison Mines Corp.
 (Name of registrant)

1100-40 University Avenue
Toronto Ontario
 M5J 1T1 Canada

 (Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form    40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K of Denison Mines Corp. are hereby incorporated by reference to its Registration Statement on Form F-10 (File No. 333-238108), as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DENISON MINES CORP.

/s/ Amanda Willett
Date: February 12, 2021	Amanda Willett
Vice President Legal and Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit Number	Description

99.1	Designated press release dated February 11, 2021
99.2	Material Change Report dated February 12, 2021